                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of March, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release, dated
March 29, 2010, relating to the Registrant's financial results for the fourth quarter and full year of 2009.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TEFRON LTD.
                                        (Registrant)

                                        By: /s/ Eran Rotem
                                        ----------------------
                                        Eran Rotem
                                        Chief Financial Officer

                                        By: /s/ Hanoch Zlotnik
                                        ----------------------
                                        Hanoch Zlotnik
                                        Treasurer

Date: March 29, 2010

              TEFRON REPORTS FOURTH QUARTER AND ANNUAL 2009 RESULTS

MISGAV, ISRAEL, MARCH 29, 2009- TEFRON LTD. (OTC: TFRFF.OB; TASE:TFRN), a
leading producer of seamless intimate apparel and engineered-for-performance
(EFPTM) active wear, today announced financial results for the fourth quarter and for the year 2009.

FOURTH QUARTER 2009 RESULTS

Fourth quarter revenues were $22.3 million, representing 38.1% decrease from the fourth quarter of 2008 revenues of $36.0 million. The decrease in revenues in the quarter was due to a decrease in sales in all the Company's product lines, primarily due to the worldwide economic slowdown.

The company reported a gross loss in the fourth quarter of $2.16 million, compared with $2.16 million in the fourth quarter of 2008. Operating loss for the quarter was $5.6 million, as compared with an operating loss of $10.6 million in the fourth quarter of 2008. The Company's decrease in gross and operating losses during 2009 in relation to the 2008 losses reflects the implementation of the Company's efficiency plan during 2009. Net loss for the quarter was $4.7 million, or $2.2 per diluted share, as compared with a net loss of $8.8 million, or $4.2 per share, in the fourth quarter of 2008.

RESULTS FOR ANNUAL 2009

Year 2009 revenues were $115.5 million, representing a 33.5% decrease from 2008 revenues of $173.8 million. The decrease in revenues was across all the
Company's product lines, primarily due to the worldwide economic slowdown, which led to more conservative inventory management policies among some of the company's customers and a decline in sales to our two major customers.

Gross loss for the year 2009 was $3.8 million compared with gross margin of $
6.3 million in 2008. Operating loss was $20.9 million compared with an operating loss of $19.2 million as reported in 2008. Net loss was $17.4 million, or $8.2 per diluted share, compared with a net loss of $17.6 million or $8.3 per share, as reported in 2008.

Gross and operating losses in 2009 were primarily due to the manufacturing challenges faced in the Hi-Tex division which continued to bear heavy costs. As discussed during 2009, these challenges are mainly due to the learning curve required for the manufacture of various new and technologically advanced products, which have been ordered in short production runs for a larger number of apparel categories. The relatively high cost of sales, as a percentage of sales, was primarily due to the significant decline in sales volumes, which exceeded the corresponding decline in our fixed expenses that resulted from the implementation of our 2009 efficiency plan, and due to maintenance costs associated with new sales offices that we opened in 2009.

Commenting on the 2009 results, Tefron new CEO, Amit Meridor, said, "The efficiency plan implemented in 2009 laid the groundwork for the more aggressive restructuring of Tefron in which we are now actively engaged to restore financial and operational strength to Tefron. We have secured a more solid financial position following the success of the bank refinancing last month and the fund raising programs completed last week and it is now the focus of the management team to implement operational changes to manufacturing and to raise the level of customer service to restore Tefron's leadership position in the industry."

ABOUT TEFRON
--------------------------------------------------------------------------------

TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIM WEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, LULULEMON ATHLETICA, WARNACO/CALVIN KLEIN , WALMART
STORES INC, THE GAP, J. C. PENNEY, MAIDENFORM, , PATAGONIA, REEBOK, AND EL CORTE
INGLES, AS WELL AS OTHER WELL KNOWN RETAILERS AND DESIGNER LABELS. THE COMPANY'S
PRODUCT LINE INCLUDES KNITTED BRIEFS, BRAS, TANK TOPS, BOXERS, LEGGINGS, CROP,
T-SHIRTS, NIGHTWEAR, BODYSUITS, SWIM WEAR, BEACH WEAR AND ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

     o    THE EFFECT OF THE WORLDWIDE RECESSION ON OUR SALES TO OUR CUSTOMERS IN
          THE UNITED STATES AND IN EUROPE AND ON OUR ABILITY TO FINANCE OUR
          OPERATIONS;

     o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES
          OR ON THE SAME TERMS;

     o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTR AND THE ONGOING
          CHANGES IN FASHION PREFERENCES;

     o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
          THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
          SEAMLESS MARKET IN WHICH WE OPERATE;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
          INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
          QUOTAS (E.G. IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
          DIVISION).

     o    FLUCTUATIONS IN INFLATION AND CURRENCY RATES;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
          RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
          COMPLICATED PRODUCTS, DIFFERENT RAW MATERIALS AND CHANGES IN MARKET
          TRENDS;

     o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
          EXPANSION INTO NEW PRODUCT LINES;

     o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE
          OF OUR MACHINERY;

     o    FLUCTUATIONS IN THE COSTS OF RAW MATERIALS;

     o    OUR DEPENDENCE ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING
          PROCESS;

     o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
          DEBT;

     o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH
          INTERNATIONAL BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
--------------------------------------------------------------------------------

COMPANY CONTACT:
ERAN ROTEM
CHIEF FINANCIAL OFFICER
+972 4 990 0881
reran@tefron.com

TABLE 1: SALES BT SEGMENTS
--------------------------------------------------------------------------------

                            Year ended                  Year ended               Three months ended           Three months ended
                         December 31, 2009           December 31, 2008            December 31, 2009            December 31, 2008
----------------      ----------------------       ----------------------       ----------------------       ----------------------
Segment            USD Thousands   % of total    USD Thousands   % of total   USD Thousands  % of total   USD Thousands   % of total
----------------      --------      --------       --------      --------       --------      --------       --------      --------
Cut & sew               53,232          46.1%        87,564          50.4%         8,763          39.3%        16,614          46.2%
----------------      --------      --------       --------      --------       --------      --------       --------      --------
Seamless                62,306          53.9%        86,265          49.6%        13,512          60.7%        19,350          53.8%
----------------      --------      --------       --------      --------       --------      --------       --------      --------
Total                  115,538         100.0%       173,829         100.0%        22,275         100.0%        35,964         100.0%
----------------      --------      --------       --------      --------       --------      --------       --------      --------

TABLE 2: SALES BY PRODUCT LINE
--------------------------------------------------------------------------------

                            Year ended                  Year ended               Three months ended           Three months ended
                         December 31, 2009           December 31, 2008            December 31, 2009            December 31, 2008
----------------      ----------------------       ----------------------       ----------------------       ----------------------
Product line       USD Thousands   % of total    USD Thousands   % of total   USD Thousands  % of total   USD Thousands   % of total
----------------      --------      --------       --------      --------       --------      --------       --------      --------
Intimate Apparel        64,143          55.5%        93,683          53.9%        15,394          69.1%        21,402          59.5%
----------------      --------      --------       --------      --------       --------      --------       --------      --------
Active wear             21,533          18.6%        47,189          27.1%         3,759          16.9%         7,639          21.2%
----------------      --------      --------       --------      --------       --------      --------       --------      --------
Swimwear                29,862          25.8%        32,957          19.0%         3,122          14.0%         6,923          19.2%
----------------      --------      --------       --------      --------       --------      --------       --------      --------
Total                  115,538         100.0%       173,829         100.0%        22,275         100.0%        35,964         100.0%
----------------      --------      --------       --------      --------       --------      --------       --------      --------

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                               DECEMBER 31,
                                                      ------------------------------
                                                          2009              2008
                                                      ------------      ------------

 ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                           $      1,904      $      1,566
  Short-term investments                                       737               847
  Trade receivables, net                                    14,597            23,446
  Other accounts receivable and prepaid expenses             2,892             4,558
  Inventories                                               19,778            32,125
                                                      ------------      ------------

TOTAL current assets                                        39,908            62,542
                                                      ------------      ------------

NON- CURRENT ASSETS:

Subordinated note                                                -             2,700
Deferred taxes, net                                          1,409                 -
Property, plant and equipment, net                          56,920            64,469
Intangible assets, net                                         960             2,021
                                                      ------------      ------------

                                                            59,289            69,190
                                                      ------------      ------------

TOTAL assets                                          $     99,197      $    131,732
                                                      ============      ============

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                     DECEMBER 31,
                                                           -------------------------------
                                                               2009               2008
                                                           ------------       ------------

 LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                   $     25,847       $     24,809
  Trade payables                                                 15,042             25,167
  Other accounts payable and accrued expenses                     5,666              7,636
                                                           ------------       ------------

TOTAL current liabilities                                        46,555             57,612
                                                           ------------       ------------

LONG-TERM LIABILITIES:
  Other accounts payable                                          1,838              1,309
  Accrued severance pay, net                                        729              2,169
  Deferred taxes, net                                             3,080              6,897
                                                           ------------       ------------

TOTAL long-term liabilities                                       5,647             10,375
                                                           ------------       ------------

EQUITY:
  Ordinary shares                                                 7,518              7,518
  Additional paid-in capital                                    107,522            107,104
  Accumulated deficit                                           (60,666)           (43,716)
  Less - 997,400 Ordinary shares in treasury, at cost            (7,408)            (7,408)
  Other capital reserves                                             29                 23
                                                           ------------       ------------

                                                                 46,995             63,498
Employee stock options in subsidiary                                  -                247
                                                           ------------       ------------
TOTAL shareholders' equity                                       46,995             63,745
                                                           ------------       ------------

TOTAL liabilities and total shareholders' equity           $     99,197       $    131,732
                                                           ============       ============

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                           YEAR ENDED                    THREE MONTHS ENDED
                                                                           DECEMBER 31,                      DECEMBER 31,
                                                                  -----------------------------       -----------------------------
                                                                     2009              2008              2009               2008
                                                                  -----------       -----------       -----------       -----------

Sales                                                             $   115,538       $   173,829       $    22,275       $    35,964
Cost of sales                                                         119,339           167,557            24,437            38,077
                                                                  -----------       -----------       -----------       -----------

Gross profit (loss)                                                    (3,801)            6,272            (2,162)           (2,113)
Selling, general and administrative expenses                           17,621            23,365             3,951             6,316
Other expenses (income)                                                  (496)            2,135              (496)            2,135
                                                                  -----------       -----------       -----------       -----------

Operating income (loss)                                               (20,926)          (19,228)           (5,617)          (10,564)

Other expenses                                                          1,285                 -             1,285                 -
Financing income                                                       (1,747)             (319)             (169)             (819)
Financing expenses                                                      2,259             3,347               267               892
                                                                  -----------       -----------       -----------       -----------

 Financing expenses, net                                                  512             3,028                98                73
Taxes benefit                                                          (5,330)           (4,677)           (1,060)           (1,818)
                                                                  -----------       -----------       -----------       -----------

Net income (loss)                                                 $   (17,393)      $   (17,579)      $    (4,655)      $    (8,819)
                                                                  ===========       ===========       ===========       ===========

Basic and diluted net earnings (losses) per share:
  Basic net earnings (losses) per share                           $      (8.2)      $      (8.3)      $      (2.2)      $      (4.2)
                                                                  ===========       ===========       ===========       ===========
  Diluted net earnings (losses) per share                         $      (8.2)      $      (8.3)      $      (2.2)      $      (4.2)
                                                                  ===========       ===========       ===========       ===========

Weighted average number of shares used for computing basic
  earnings (losses) per share                                       2,120,298         2,120,298         2,120,298         2,120,298
                                                                  ===========       ===========       ===========       ===========

Weighted average number of shares used for computing diluted
  earnings (losses) per share                                       2,120,298         2,120,298         2,120,298         2,120,298
                                                                  ===========       ===========       ===========       ===========

                                       10

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                         YEAR ENDED               THREE MONTHS ENDED
                                                                         DECEMBER 31,                 DECEMBER 31,
                                                                   -----------------------       -----------------------
                                                                     2009           2008           2009           2008
                                                                   --------       --------       --------       --------

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income (loss)                                                $(17,393)      $(17,579)      $ (4,655)      $ (8,819)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation of property, plant and equipment and
      intangible assets                                               9,256          8,925          2,512          2,450
    Compensation related to options granted to employees                171            487             30             96
    Fixed assets impairment (impairment reversal)                      (496)         2,135           (496)         2,135
    Inventory write-off                                               2,808          4,523            584          1,519
    Elimination of contingent proceeds versus P&L                      (399)             -           (399)
    Increase (decrease) in severance pay, net                          (850)           420           (224)             3
    Loss from early payment of subordinated note                      1,285              -
    Accrual of interest on short and long-term deposits                   -            (75)             -              -
    Gain related to sale of marketable securities                         -            (22)             -              -
    Interest and amortization of premium and accretion of
      discount of marketable securities                                   -           (263)             -              -
    Impairment of marketable securities                                   -            553              -            240
    Increase (decrease) in deferred taxes, net                       (5,364)        (5,558)        (1,066)        (2,231)
    Loss (gain) on disposal of property, plant and equipment            (17)           188              -            209
    Decrease in trade receivables, net                                8,849          5,587          1,661          2,585
    Decrease (increase) in other accounts receivable and
      prepaid expenses                                                1,497            488            181            161
    Decrease (increase) in inventories                                9,730         (3,051)          (125)        (2,835)
    Decrease in trade payables                                      (10,125)        (4,553)        (3,573)        (1,198)
    Increase (decrease) in other accounts payable and accrued
      expenses                                                         (428)            77          1,844           (638)
                                                                   --------       --------       --------       --------

Net cash provided by (used in) operating activities                  (1,476)        (7,718)        (3,726)        (6,323)
                                                                   --------       --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchase of property, plant and equipment                            (611)        (3,151)          (146)          (311)
  Purchase of intangible assets                                         (75)          (224)           (19)             -
  Purchase of business activity                                           -           (300)             -              -
  Contingent consideration paid                                        (271)             -           (200)
  Proceeds from sale of property, plant and equipment                    18             35              -              -
  Proceeds from early payment of a subordinated note                  1,715              -
  Investment in marketable securities                                     -              -              -              -
  Investment in short-term and long-term deposits                         -        (13,060)             -              -
  Proceeds from sale of marketable securities                             -          5,914              -              -
  Proceeds from repayment of deposits                                     -         20,199              -            500
                                                                   --------       --------       --------       --------

Net cash provided by (used in) investing activities                     776          9,413           (365)           189
                                                                   --------       --------       --------       --------

                                       11

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                    YEAR ENDED                    THREE MONTHS ENDED
                                                                    DECEMBER 31,                     DECEMBER 31,
                                                            ---------------------------       ---------------------------
                                                               2009             2008             2009             2008
                                                            ----------       ----------       ----------       ----------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Short-term bank credit, net                                    4,923            9,323            1,441            5,123
  Repayment of long-term bank loans                             (3,885)          (9,836)            (772)          (1,037)
  Proceeds from long-term bank loans                                 -            6,000                -                -
  Dividend paid to shareholders                                      -           (8,000)               -                -
                                                            ----------       ----------       ----------       ----------

Net cash provided by (used in) financing activities              1,038           (2,513)             669            4,086
                                                            ----------       ----------       ----------       ----------

Total increase (decrease) in cash and cash equivalents             338             (818)          (3,422)          (2,048)
Cash and cash equivalents at beginning of period                 1,566            2,384            5,326            3,614
                                                            ----------       ----------       ----------       ----------

Cash and cash equivalents at end of period                  $    1,904       $    1,566       $    1,904       $    1,566
                                                            ==========       ==========       ==========       ==========

                                       12